Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

February 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Christina DiAngelo Fettig

Re:	Legg Mason Global Asset Management Trust (the “Registrant”); File No. 811-22338

Dear Ms. Fettig:

On behalf of the Registrant, we are filing this letter to respond to the comments you delivered by telephone on December 7, 2022 on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission after the Staff’s review of the certain reports filed by the Registrant on behalf of its series BrandywineGLOBAL – Global Opportunities Bond Fund (USD Hedged) (the “Fund”) with respect to the Fund’s fiscal year ended December 31, 2021. For convenience of reference, summaries of the comments of the Staff have been included herein.

1. Comment: In the Schedule of Investments in the Fund’s annual report on N-CSR, please disclose the yield of each reported money market fund as part of the title of such investment.

Response: The Registrant advises the Staff that the Fund will include the requested disclosure in future shareholder reports filed on Form N-CSR.

2. Comment: In future filings, please disclose that the Fund follows the accounting and reporting requirements applicable to investment companies under Financial Accounting Standards Board Accounting Standards Codification 946.

Response: The Registrant advises the Staff that the Fund will include the requested disclosure in future filings.

3. Comment: Noting that Form N-CSR has recently been updated:

i. Please ensure that future filings include responses for Items 4(i) and (j).

Response: The Registrant advises the Staff that the Fund will include the requested responses in future Form N-CSR filings.

ii. Item 4(e)(2) of Form N-CSR requests disclosure of the percentage of referenced services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X (i.e., services for which the pre-approval requirement may be waived), rather than the percentage of such services that were pre-approved by the audit committee, as is disclosed in the 2021 N-CSR. Please update the approach to this item in future filings.

Response: The Registrant confirms that future Form N-CSR filings relating to the Fund will report the percentage of applicable services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

iii. Item 11(b) of the 2021 N-CSR, as filed, makes reference to “the second fiscal quarter of the period covered by [the] report.” The text of Form N-CSR has been changed to refer to “the period covered by [the] report.” Please update this reference in future filings.

Response: The Registrant confirms that that future Form N-CSR filings relating to the Fund will make reference to the period covered by the report.

4. Comment: Item 4(d) of the certifications required by Item 13(a)(2) of Form N-CSR requests a statement with respect to “the period covered by [the] report.” The certificates filed as exhibits to the 2021 N-CSR refer to “the second fiscal quarter of the period covered by [the] report.” Please update the reference in the certifications filed as exhibits to future filings. In addition, please amend the 2021 N-CSR to include the updated language and to update the date of such certifications to a current date.

Response: The Registrant advises the Staff that (i) certifications filed as exhibits to future filings relating to the Fund will include the updated language and (ii) the Registrant will file an amendment to the 2021 N-CSR relating to the Fund for the purpose of filing as exhibits certifications that reflect the updated language noted by the Staff.

5. Comment: In the filing on Form N-CEN relating to the Fund for the fiscal year ended December 31, 2021, Item C.10 identifies Franklin Templeton Investor Services, LLC (“FTIS”) as an affiliated person of the Fund or its investment adviser(s). Please explain why FTIS is not identified as a related party in the notes to the financial statements relating to the Fund’s fiscal year ended December 31, 2021.

Response: The Registrant advises the Staff that FTIS is not identified in the notes to the financial statements relating to the fiscal year ended December 31, 2021 because FTIS became the Fund’s shareholder servicing agent, transfer agent and dividend-paying agent as of February 18, 2022, subsequent to the period covered by the applicable financial statements.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz